UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41676

Himalaya Shipping Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

S. E. Pearman Building
2nd floor, 9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibits.

Exhibit	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.

	By:	/s/ Lars-Christian Svensen
	Name:	Lars-Christian Svensen
	Title:	Chief Executive Officer
Date: August 11, 2026